

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 24, 2009

Via U.S. Mail and Fax (212) 682-0141

Kenneth Torosian, Chief Financial Officer
Medialink Worldwide Incorporated
709 Third Avenue,
New York, NY 10017

      RE: **Medialink Worldwide Incorporated**
             File No. 0-21989
             Form 10-K for the year ended December 31, 2008
             Filed on April 15, 2009
             Form 10-Q for the period ended June 30, 2008
             Filed on August 14, 2009

Dear Mr. Torosian:

      We have completed our review of the above filings and do not, at this time, have any further comments.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director